ALLGREEN PROPERTIES LIMITED



06013833

File No. 82-4959

Date: 18 MAY 2006

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully



ISOO TAN
COMPANY SECRETARY

enc



1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS



ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 2,000 ordinary shares in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 15 May 2006.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the above shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,054,515,000 ordinary shares.

By Order of the Board
Ms Isoo Tan
Company Secretary
18 May 2006

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

*** Asterisks denote mandatory information**

>> Explanatory Notes

This form is for the purpose of Listing Rule 704(3). Completion of this form does not necessarily mean that Section 83 of the Companies Act has been complied with.

Name of Announcer *	ALLGREEN PROPERTIES LTD
Company Registration No.	198601009N
Announcement submitted on behalf of	ALLGREEN PROPERTIES LTD
Announcement is submitted with respect to *	ALLGREEN PROPERTIES LTD
Announcement is submitted by *	Ms Isoo Tan
Designation *	Company Secretary
Date & Time of Broadcast	
Announcement No.	

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	No
Contact Number *	6839 3868

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	17-05-2006
2.	Name of Director *	Jimmy Seet Keong Huat

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	17-05-2006
2.	Name of Registered Holder	Jimmy Seet Keong Huat
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Options held before the change	200000
As a percentage of issued share capital	0.019 %
No. of Options which are subject of this notice	200000
As a percentage of issued share capital	0.019 %

Amount of consideration (excluding brokerage and stamp duties) per share paid or received	S$0.95
No. of Options held after the change	0
As a percentage of issued share capital	0 %

>> PART III

1. Date of change of [Select Option]
2. The change in the percentage level — From % To %
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	200000	0
As a percentage of issued share capital	0.019 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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